SECURITIES AND EXCHANGE COMMISSION

                          	Washington D.C.  20549

                               	SCHEDULE 13D

	                 Under the Securities Exchange Act of 1934

                              	Comdisco, Inc.
                             	(Name of Issuer)


                               	Common Stock
                      	(Title of class of securities)

                               	200336-10-5
                             	(CUSIP Number)

                    	Philip A. Hewes, 6111 N. River Rd.,
                     	Rosemont, IL  60018, 708-698-3000
              	(Name, address and telephone number of person
           		authorized to receive notices and communications)

                             	June 24, 1994
          	(Date of event which requires filing of this statement)

    		If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

      Check the following box if a fee is being paid with this statement: [X]

CUSIP NO. 200336-10-5
____________________________________________________________________________
(1)	  Names of Reporting Persons           	Nicholas K. Pontikes ###-##-####
     	S.S. or I.R.S. Identifica-           	Pontikes Trust 36-7076140
     	tion Nos. of Above Persons            Ponchil Limited Partnership
                                     							36-3347591
____________________________________________________________________________
(2)  	Check the appropriate Box	         	  (a)
     	if a Member of a Group		 	            (b)
____________________________________________________________________________
(3)  	SEC Use Only
____________________________________________________________________________
(4)  	Source of Funds
						                                     	OO-Not applicable to all
                                     							reporting persons
____________________________________________________________________________
(5)  	Check if Disclosure of Legal
     	Proceedings is Required to
     	Items 2(d) or 2(e)
____________________________________________________________________________
(6)  	Citizenship or Place of              	Nicholas K. Pontikes - USA
	     Organization                       			Pontikes Trust - Illinois
                                        				Ponchil Limited Partnership-Illinois

____________________________________________________________________________
Number of Shares    	 (7)  Sole Voting Power (i)
Beneficially Owned		       Nicholas K. Pontikes  9,204,298
by Each Reporting         	(Pontikes Trust - 4,742,718
Person With			 	           Ponchil Limited
						                     Partnership    - 2,052,373)
                           _________________________________________________
                 				 (8)  Shared Voting (ii)
		                     			 Nicholas K. Pontikes -   43,910
                           _________________________________________________
                 				 (9)  Sole Dispositive Power (i)
                     					 Nicholas K. Pontikes  9,204,298
           				               	(Pontikes Trust - 4,742,718
					 	                         Ponchil Limited
						                          Partnership    - 2,052,373)
                           _________________________________________________
             			     (10)  Shared Dispositive Power (ii)
                     					 Nicholas K. Pontikes - 43,910
____________________________________________________________________________
(11)  	Aggregate Amount Beneficially
	      Owned by Each Reporting Person (iii)
		               	Nicholas K. Pontikes   9,248,208
			                   	(Pontikes Trust - 4,742,718
               	        Ponchil Limited
				                    Partnership    - 2,052,373)
____________________________________________________________________________
(12)  	Check if the Aggregate Amount
       in Row (11) Excludes Certain
       Shares
____________________________________________________________________________

(13)  	Percent of Class Represented        	Nicholas K. Pontikes 24% (iii)
      	by Amount in Row (11)		                (Pontikes Trust    12.5%
                     				                      Ponchil Limited
						                                         Partnership 	      5%)
____________________________________________________________________________
(14)  	Type of Reporting Person           		Nicholas K. Pontikes - IN
                                      						Pontikes Trust - 00 - Trust
                                      						Ponchil Limited Partnership - PN


(i) Mr. Nicholas Pontikes is the sole Trustee of the Pontikes Trust. See discussion under Item 3 of this Schedule with respect to beneficial ownership of shares held by the Estate of Kenneth A. Pontikes (the "Estate"), the Ponchil Limited Partnership and Ponfam Corp. (the general partner of Ponchil Limited Partnership), by Nicholas Pontikes upon being appointed Executor of the Estate. The number of shares indicated include those shares held by Mr. Pontikes, the Pontikes Trust, the Ponchil Limited Partnership, Ponfam Corp. and the Estate.

(ii) Mr. Nicholas Pontikes is one of four directors of the Pontikes Family Foundation which holds 43,910 shares of Common Stock of Comdisco, Inc.
Each director has one vote on the Board and board action is taken by majority vote.

(iii) The number of shares indicated in Row 11 as the aggregate amount beneficially owned by Mr. Nicholas Pontikes include those shares held by Mr. Pontikes, the Pontikes Trust, the Ponchil Limited Partnership, Ponfam Corp., the Estate and the Pontikes Family Foundation. Mr. Pontikes is the sole Trustee of the Pontikes Trust. See discussion under Item 3 of this Schedule with respect to beneficial ownership of shares held by the Estate of Kenneth A. Pontikes
(the "Estate"), the Ponchil Limited Partnership and Ponfam Corp. (the general partner of Ponchil Limited Partnership), by Nicholas Pontikes upon being appointed Executor of the Estate.

Item 1:	   Security and Issuer.

Name of Issuer:       	Comdisco, Inc.  ("Comdisco" or the "Company")

Address of Issuer's Principal Executive Offices:

        		6111 N. River Road
        		Rosemont, Illinois 60018

Class of Securities:	 Common Stock

Item 2:   	Identity and Background.

I.  	(a)  	Nicholas K. Pontikes  ("Mr. Pontikes")

    	(b)  	Business Address: 6111 N. River Road, Rosemont, Illinois, 60018

    	(c)  	Present Principal Occupation:  Vice President, Comdisco, Inc.;
Director of Comdisco, Inc.

         		Employment Address:	6111 N. River Road, Rosemont, Illinois, 60018

    	(d)  	During the last five years, Mr. Pontikes has not been convicted in a criminal proceeding.

    	(e)  	During the last five years, Mr. Pontikes has not been a
party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

   	(f)   	Mr. Pontikes is a United States citizen.

II. 	Pontikes Trust (the "Trust")

The Trust is governed by the laws of the state of Illinois.

Address:  6111 N. River Road, Rosemont, IL, 60018.

  	(d)   	During the last five years the Trust has not been convicted in a criminal proceeding.

  	(e)   	During the last five years, the Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,

Federal or state securities laws or finding any violation with respect to such laws.

III. 	Ponchil Limited Partnership (the "Partnership")

  	(a)  	The Partnership was formed under the laws of the state of  Illinois.

  	(b)  	Principal Business:	The Partnership is primarily engaged in
investing in shares of Comdisco Common Stock.

  	(c)  	Principal Office Address:  c/o Ponfam Corp., 6111 N. River Road,
Rosemont, Illinois, 60018

  	(d)  	During the last five years, the Partnership has not been
convicted in a criminal proceeding.

  	(e)  	During the last five years, the Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

       	Identity and background on the Partnership's general partner are as follows:

Ponfam Corp. ("Ponfam")

  	(a)  	Ponfam is a corporation organized under the laws of Illinois.

  	(b)  	Principal business:	serving as general partner of the Ponchil
Limited Partnership.

  	(c)  	Principal Office Address:  6111 N. River Road, Rosemont, IL, 60018

  	(d)  	During the last five years Ponfam has not been convicted in a criminal proceeding.

  	(e)  	During the last five years, Ponfam has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

       	The identity and background of executive officers, directors, and
controlling	persons of Ponfam are as follows:

       	Nicholas K. Pontikes, 6111 N. River Road, Rosemont, Illinois
60018, is President and a Director of Ponfam.  Nicholas Pontikes will be
named	executor of the Estate of Kenneth A. Pontikes.  As executor, Nicholas
Pontikes will have voting control of Ponfam.

       	Lynne M. Pontikes, 6111 N. River Road, Rosemont, Illinois 60018, is Vice President and Treasurer and a Director of Ponfam.

       	Victoria L. Gallegos, 6111 N. River Road, Rosemont, Illinois 60018, is Vice President and a Director of Ponfam.

       	Melissa L. Scanlan, 6111 N. River Road, Rosemont, Illinois 60018, is Vice President and a Director of Ponfam.

       	During the last five years, none of the above-named individuals has been convicted in a criminal proceeding.

       	During the last five years none of the above-named individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3:    	Source and Amount of Funds or Other Consideration.

      	Nicholas K. Pontikes.    	Mr. Pontikes acquired beneficial ownership
of shares of Common Stock in the following manner:

    	1.    	Following the death of his father, Kenneth A. Pontikes,
Nicholas Pontikes became successor trustee to the Pontikes Trust.

    	As one of directors of the Pontikes Family Foundation, Nicholas Pontikes has shared voting and shared dispositive control over the 43,910 shares held by the Family Foundation.

    	Nicholas Pontikes will be named Executor of the Estate of Kenneth A. Pontikes. When so named, Nicholas Pontikes will have sole voting and dispositive power over the shares of the Company Common Stock in the Estate as well as those held by Ponchil and Ponfam.

   	2.    	Mr. Pontikes also owns 108 shares in his own name, which he
acquired through the Comdisco Employee Stock Ownership Plan and direct purchase.

Item 4:     	Purpose of Transaction.

    	See discussion under Item 3 above.

Item 5:     	Interest in Securities of the Issuer.

I.    	Nicholas Pontikes.  (a) Nicholas Pontikes beneficially owns 9,248,208 shares of Comdisco Common Stock, representing approximately 24% of the total outstanding shares of Comdisco's Common Stock. Please see II and III of this Item 5 below for Mr. Pontikes' indirect holdings.

    	(b) Nicholas Pontikes has sole power to vote the shares of Common Stock described in subsection (a) as well as those described in II and III below.

    	(c), (d), (e)   		Not applicable.

II. 	(a)	Pontikes Trust.  As of the date hereof, the Pontikes Trust
owns directly 4,742,718 shares of Common Stock of Comdisco representing approximately 12.5% of the total outstanding shares of Comdisco Common Stock as reflected in Comdisco's quarterly report on Form 10-Q for the quarter ending 3/31/94.

   	(b)	Nicholas Pontikes, as successor trustee, has sole power to vote and sole power to direct the disposition of the shares owned by the Pontikes Trust.

   	(c), (d), (e)		Not applicable.

III.(a)	Ponchil Limited Partnership.     As of the date hereof, Ponchil
Limited Partnership owns directly 2,052,373 shares of Common Stock of Comdisco, representing approximately 5% of the total outstanding shares of Comdisco's Common Stock, as reflected in Comdisco's quarterly report on Form 10-Q for the quarter ending 3/31/94.

   	(b)	Nicholas Pontikes, as director and president of the Partnership's general partner (Ponfam), and as executor-to-be-named of the Estate which has controlling interest in Ponfam, has sole power to vote and dispose of the shares of Common Stock directly owned by the Partnership.

  	(c), (d), (e)		Not applicable.

  	Interests in Securities of the Issuer for Ponfam Corp., General Partner of Ponchil Limited Partnership, are as follows:

  	(a)	As of the date hereof, Ponfam Corp. owns directly 128,589 shares of Common Stock of Comdisco, representing approximately 0.3% of the total outstanding shares of Comdisco's Common Stock, as reflected in Comdisco's quarterly report on Form 10-Q for the quarter ending 3/31/94.

  	(b)	Nicholas Pontikes as director and president of Ponfam, and as the executor-to-be-named of the Estate, which has controlling interest in Ponfam, has sole power to vote and dispose of the shares of Common Stock directly owned by Ponfam.

  	(c), (d), (e)		Not applicable.

  	Interests in Securities of the Issuer for the executive officers, directors, and controlling persons of Ponfam Corp., General Partner of Ponchil Limited
Partnership, are as follows:

  	Nicholas K. Pontikes, Director and President of Ponfam, see sections I, II, and III of this Item 5.

  	(c), (d), (e)		Not applicable to the above-named executive officer and
director of Ponfam.

Item 6:   	Contracts, Arrangements, Understandings or Relationships
         		With Respect to Securities of the Issuer.

         		Not applicable to any reporting person or person listed in Items 2 - 5 above.

Item 7:   	Material to be Filed as Exhibits.

    	1. Joint filing undertaking by and among Nicholas Pontikes, Pontikes Trust, and Ponchil Limited Partnership as required by Rule 13d-1(f) of the Securities Exchange Act.

                              	Signatures

       	After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

July 5, 1994 nunc pro tunc July 12, 1994


                              __________________________________________
                          				Nicholas K. Pontikes

                        						PONTIKES TRUST


                          				By:_______________________________________
                             		    Nicholas K. Pontikes, as Trustee


                          				PONCHIL LIMITED PARTNERSHIP
                          				PONFAM CORP., General Partner


                          				By:_______________________________________
                          								Nicholas K. Pontikes as
                           							authorized signatory of the
				                              General Partner

                     	JOINT FILING UNDERTAKING	Exhibit 1

      	The undersigned, being duly authorized thereunto by the parties below, hereby execute this agreement as an Exhibit to the Schedule 13D dated
July 12, 1994, to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13D and subsequent amendments jointly on behalf of each such party.


July 12, 1994                     _______________________________________
             	                 			Nicholas K. Pontikes

                              				PONTIKES TRUST


 			                             	By:____________________________________
                              				    Nicholas K. Pontikes, as Trustee


                              				PONCHIL LIMITED PARTNERSHIP
                              				PONFAM CORP., General Partner


                              				By:____________________________________
                              								Nicholas K. Pontikes as
                                      authorized signatory of the
                            					     General Partner